1040-999 W. Hastings Street Vancouver, BC, Canada V6C 2W2 Tel: 604.683.1102 Fax: 604.683.2643

E-mail: bgrieser@vectorlaw.com
File No. 1753

VIA SEDAR

November 16, 2007

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs/Mesdames:

re:	Yukon-Nevada Gold Corp. (the "Company")
September 30, 2007 Interim Financial Statements

We write to advise that on November 14th, 2007 the Company’s Interim Financial Statements were SEDAR filed. Subsequent to the filing, it was noted that there was a footer on each page of the financial statements containing the words “Draft – November 14, 2007”. We are re-filing the Company’s September 30, 2007 interim financial statements with the above footer deleted.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per: “Brenda Grieser”

Brenda Grieser
Paralegal

/blg

cc:       Yukon-Nevada Gold Corp. (Attn: Graham Dickson)